FOR IMMEDIATE RELEASE                   CONTACT:   Mark Maddocks
                                         Vice-President, Finance
                                        Telephone: (609) 799-0071


        DATARAM ANNOUNCES COMPLETION OF STOCK REPURCHASE PLAN


PRINCETON, NJ,  September 3, 1996 -- Dataram Corporation (AMEX:
DTM)
     Robert V. Tarantino, president and chief executive officer, announced today that the Open Market Repurchase Plan announced on June 12, 1996 and amended on July 1, 1996 which provided for the repurchase of up to 500,000 shares of the Company's common stock has been completed. The Company has repurchased the full 500,000 shares at a total cost of $3,346,000. Reflecting completion of the repurchase plan, there were 3,330,305 shares of the Company's common stock issued and outstanding as of September 1, 1996. "Shareholders will realize most of the earnings per share benefit in the reduction in shares outstanding starting in the current quarter," Tarantino said.

     Dataram Corporation is a developer, manufacturer and marketer of quality computer memory products.